06013984

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Arisawa Manufacturing Co Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 05 2006
THOMSON
FINANCIAL

FILE NO. 82- 4620

FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/2/06

Fiscal Year Ending March 31, 2006
Closing Announcement (Consolidation)

April 26, 2006

RECEIVED

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange
Prefecture where Head Office is located
Niigata Prefecture

Code No.:	5208
(URL http://www.arisawa.co.jp/)	
Representative:	President and CEO: Sanji Arisawa
Contact Person:	Director & Managing Operating Officer: Tetsuro Iizuka TEL: (025) 524-7101
Date of Board of Directors Meeting for Closing:	April 26, 2006
Adoption of US accounting standards:	None

3-31-06 AR/S

1. Consolidated Results for Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Consolidated Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2006	44,759	Δ22.2	3,828	Δ61.2	5,320	Δ52.2
Fiscal Year Ending March 31, 2005	57,552	18.3	9,873	31.1	11,132	33.4

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2006	3,892	Δ45.6	108.06	107.82	9.2	9.2	11.9
Fiscal Year Ending March 31, 2005	7,156	38.9	216.83	215.15	18.7	19.8	19.3

(Note) 1) Equity method investment income: Fiscal Year Ending March 31, 2006: 1,298 million yen, Fiscal Year Ending March 31, 2005: 994 million yen

2) Average number of shares during the period (consolidation): Fiscal Year Ending March 31, 2006: 35,946,424shares
Fiscal Year Ending March 31, 2005: 32,967,858 shares

3) Change in accounting method: None

4) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Consolidated Financial Condition

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2006	56,385	42,927	76.1	1,209.94
Fiscal Year Ending March 31, 2005	58,768	41,431	70.5	1,251.92

(Note) Number of outstanding shares at the end of period (consolidation): Fiscal Year Ending March 31, 2006: 35,472,132 shares
Fiscal Year Ending March 31, 2005: 33,087,776 shares

(3) Status of Consolidated Cash Flow

	Cash flow from operating activities	Cash flow from investment activities	Cash flow from financing activities	Closing balance of cash and cash equivalents
	(million yen)	(million yen)	(million yen)	(million yen)
Fiscal Year Ending March 31, 2006	4,470	Δ1,097	Δ4,122	5,308
Fiscal Year Ending March 31, 2005	5,435	Δ2,994	Δ914	6,036

(4) Scope of Consolidation and Matters related to Application of Equity Method
Number of consolidated subsidiaries: 5 companies, Number of non-consolidated subsidiaries to which equity method is applied: 0, Number of affiliated companies to which equity method is applied: 5 companies

(5) Scope of Consolidation and Changes in Application of Equity Method
Consolidation (New) 0 company, (Exclusion) 1, Equity method (New) 0, (Exclusion) 1

2. Expected Consolidated Results for Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Sales	Ordinary profit	Current net profit
	(million yen)	(million yen)	(million yen)
Interim Term	23,900	2,800	1,900
Full year	49,800	5,800	4,030

(Reference) Expected current net profit per share (Full year) 113 yen 61 sen

* The above projections were made based on the available information as of the date of announcement, while future results may differ due to various factors.

Present Conditions of Business Group

Our Group (filing company and the affiliated companies of the filing company) is comprised of the Company, 10 subsidiaries and 7 affiliated companies. The Group manufactures and sells electronic materials, display materials, electric insulation materials, and industrial application structural materials. It is also developing business activities, including sales and distribution of goods related to each business and sales of other services and sporting goods.

Positioning and relationship to each segment by business category of our group are as follows. In this regard, the classification of two businesses, "Manufacture and sales business of industrial materials, etc." and "Other businesses" are the same as the segment information by business category set forth in "Segment Information."

(1) Manufacture and Sales of Industrial Materials, etc.

1) Electronic materials

The Company carries out manufacture and sales of base materials for flexible and rigid printed-wiring boards, etc., to be used as electronic materials and Arisawa Fiber Glass Co., Ltd., one of our subsidiaries conducts manufacture of glass cloth for printed-wiring boards. ARISAWA MANUFACTURING (DALIAN) CO., LTD., one of our subsidiaries, also performs the post-processing of materials for flexible printed-wiring boards and an affiliated company, Taiflex Scientific Co., Ltd. also manufactures and sells the products.

2) Display Materials

The Company manufactures and sells Fresnel lenses and anti-reflection films for projection TVs, and Asuna Co., Ltd., a subsidiary, sells three-dimensional display equipment. Polatechno Co., Ltd., an affiliated company, manufactures and sells polarizing plates for liquid crystal displays, etc., Colorlink Japan Co., Ltd. manufactures and sells special optical films and DDD Group plc develops and sells 3D contents and hardware.

3) Electric Insulation Materials

Arisawa Fiber Glass Co., Ltd., a subsidiary, manufactures glass cloth tapes used as electric insulation materials and the Company sells these while other subsidiary Arisawa Sogyo Co., Ltd. and an affiliated company, Tochio Nakajin Shosen, Ltd. manufacture these products.

The Company manufactures and sells pre-preg for electric insulation and Arisawa Jushi Kogyo Co., Ltd., one of our subsidiaries also carries out manufacturing.

4) Industrial application structural materials

While the Company manufactures and sells FW molded products used as industrial application structural materials, and honeycomb panels and pre-preg, etc., for aircraft, Arisawa Sogyo Co., Ltd., a subsidiary, and, Shinano Co., Ltd. an affiliated company manufacture drawing molded products and FRP ski sheets, etc.

5) Others

Related products set forth in 3) and 4) in the above are sold by the Company and also by Arisawa Kenpan Co., Ltd., a subsidiary.

(2) Other Businesses

Eagle Co., Ltd., a subsidiary, operates a driving range, and Shinano Co., Ltd. sells sporting goods.

The above matters shall be shown by a business activities diagram.

(Business Activities Diagram)


Electronic materials
Taiflex Scientific Co., Ltd.
ARISAWA MANUFACTURING (DALIAN) CO.,LTD.
Arisawa Fiber Glass Co., Ltd.
Electric insulation materials
Arisawa Jushi Kogyo Co., Ltd.
Tochio Nakajin Shosen, Ltd.
Arisawa Sogyo Co., Ltd.
Industrial application structural materials
Ryoyu Kogyo Co., Ltd.
Arisawa Manufacturing Co., Ltd. (Manufacture and sales)
Polatechno Co., Ltd.
Colorlink Japan Co., Ltd.
Asuna Co., Ltd.
DDD Group plc
Display materials
Arisawa Kenpan Co., Ltd.
Other industrial materials
Eagle Co., Ltd.
Shinano Co., Ltd.
Kei Ski Garage, Ltd.
NB Optic, Co., Ltd.
Other Businesses
Transactions of products, etc.
Other Businesses
Consolidated subsidiary
Non-consolidated subsidiary
Affiliated company for which equity method has been applied
Affiliated company for which equity method has not been applied

Notes *1. Shinano Co., Ltd. manufactures and sells industrial materials (industrial application structural materials) in addition to Other businesses.*

2. Kei Ski Garage, Ltd. was dissolved as of March 31, 2006 and is now under liquidation.

Corporate Policy

Corporate Basic Policy

The Company has implemented the following corporate policies, based on the philosophy of "creation, innovation and challenge."

I. To reform ourselves under a sense of crisis.

II. To promote business differentiation through speedy actions, anticipating changes in the market.

III. To formulate a new business foundation through bold ideas and an aggressive approach.

Based on its corporate policy, the Company aims at creating corporate value and increasing shareholder value through improvements in customer satisfaction levels, increased speed in new product development and strengthening profitability via thorough cost reductions.

Basic Policy for Profit Distribution

Regarding the dividend policy of the Company, profit returns to all shareholders are a top priority of management. We will continue profit distribution coupled with consolidated results and pay out dividends aiming at a dividend ratio of 25% to the current consolidated net profit, taking into consideration performance and financial requirements. With respect to internal reserves, the Company will appropriate capital for research and development and capital investment for business expansion, etc., in order to increase profits for our shareholders in the future. Specifically, we will pay out dividends of ¥1,170 million for the period ended March 31, 2006.

Target Management Index

Our target management index is set out for mid and long-term as follows: a new product sales ratio exceeds 50%, ordinary profit is of more than 15% and ROE (Return on Equity) is of more than 12%.

Mid and Long-Term Corporate Strategy

The Company invested business resources in the two fields of materials for flexible printed-circuit boards and Fresnel lenses, which used to be niche markets, and has built up a robust management foundation. The competition has become much tougher, however, as the market has expanded. We will continue thorough cost reductions and development of differentiated products in these fields as well as focusing on early development of our next core products.

Tasks to be Tackled by the Company

Our Group is promoting the following as our tasks to be tackled in order to achieve the aforementioned management strategy earlier and more securely.

1) To concentrate business resources in the electronic materials field and accelerate development of new products to increase net sales as well as aim at early development of our next core products in the display materials field.
2) To promote proactive technical tie-ups to attempt early start of developed products.
3) To strongly promote the Arisawa Production System to realize thorough cost reductions.
4) To aim at utilizing a network system and promoting reinforcement of mobility through anticipation and sharing of information.

Matters Related to Parent Company, etc.

No applicable matter.

Business Results and Financial Conditions

Business Results

As for economic conditions in the current consolidated accounting period, business progressed on a gradual recovery trajectory due to improvements in corporate business results and an increase in capital investment.

On the other hand, in related industries of the Company, recovery in demand lacked strength as a result of a price hike in materials due to soaring crude oil prices and continued inventory adjustments of IT-related products as well as more intensified competition for large size TVs in the first half of the year.

Under such circumstances, our Group has concentrated business resources in electronic materials and display materials as well as accelerated development of new products, along with allocating business resources more efficiently and implementing thorough cost reductions. However, due to the delay in inventory adjustments and tougher competition, sales of display materials almost halved and sales of electronic materials also decreased, which recorded a large revenue decrease from the previous period. As a result, consolidated sales of the Company were ¥44,759 million (a decrease of 22.2% from the same period of the previous year). Regarding profits, operating profit was ¥3,828 million (a decrease of 61.2% from the same period of the previous year), ordinary profit was ¥5,320 million (a decrease of 52.2% from the same period of the previous year) and current net profit was ¥3,892 million (a decrease of 45.6% from the same period of the previous year) due to the decrease in sales and sales price.

Non-consolidated net sales of the parent company were ¥41,696 million (a decrease of 23.0% from the same period of the previous year). By field, sales of materials for flexible printed circuit boards decreased as a result of tougher competition in the electronic materials field, which recorded a revenue decrease of 11.9% from the same period of the previous year. In the display materials field, due to a decrease in demand for projection TVs in connection with the growth of PDP and LCD TVs, sales of Fresnel lenses and anti-reflection plates decreased, which resulted in a revenue decrease of 53.7% from the previous period. In the field of electric insulation materials, revenues decreased by 1.8% from the same period of the previous year and revenues of industrial application structural materials increased by 4.9% over the same period of the previous year and revenues of related products increased by 151.3% over the same period of the previous year due to the increase in purchased goods sold. As for profits, operating profit was ¥2,982 million (a decrease of 67.1% from the same period of the previous year) and ordinary profit was ¥3,676 million (a decrease of 61.9% from the same period of the previous year) and current net profit was ¥2,419 million (a decrease of 59.7% from the same period of the previous year).

Net Sales by Field (Non-consolidation)

(Unit: Indicated by rounding down less than one million yen)

	Year ended March 31, 2005		Year ended March 31, 2006		Rate of increase or decrease against the previous year
	Amount	Composition ratio	Amount	Composition ratio	
Electronic materials	29,095	53.7%	25,639	61.5%	Δ11.9%
Display materials	18,858	34.8%	8,736	21.0%	Δ53.7%
Electric insulation materials	3,064	5.7%	3,007	7.2%	Δ1.8%
Industrial application structural materials	2,427	4.5%	2,546	6.1%	4.9%
Related products	702	1.3%	1,765	4.2%	151.3%
Total	54,149	100.0%	41,696	100.0%	Δ23.0%

Performance Forecast

In related industries of the Company, we expect severe circumstances will continue as competition intensifies and pressure for lower prices strengthen. Under such circumstances, with respect to the forecast of consolidated results for the year ending March 31, 2007, we expect net sales of ¥49,800 million (an increase of 11.3% from the same period of the previous year) and as regards profits, we expect ordinary profit of ¥5,800 million (an increase of 9.0% from the same period of the previous year) and current net profit of ¥4,030 million (an increase of 3.5% from the same period of the previous year).

Regarding the parent only, we expect net sales of ¥47,000 million (an increase of 12.7% from the same period of the previous year), ordinary profit of ¥4,380 million (an increase of 19.1% from the same period of the previous year) and current net profit of ¥2,810 million (an increase of 16.1% from the same period of the previous year). We have set an exchange rate of 110 yen against the dollar.

Financial Condition

Cash Flow

Cash and cash equivalents (hereinafter referred to as "Funds") in the current consolidated fiscal year recorded ¥5,308 million due to the increase in cash outflow in connection with the decrease in net profit before taxes and the increase in cash outflow by the acquisition of treasury stocks, which was a decrease of ¥727 million from the previous consolidated fiscal year. Conditions of each cash flow and the factors are as follows.

(Cash Flow from Operating Activities)

For operating activities, cash inflow was ¥4,470 million due to the decrease in profits before tax, which resulted in the decrease in cash inflow of ¥965 million as compared to the previous consolidated fiscal year.

(Cash Flow from Investment Activities)

For investment activities, as a result of a decrease in acquisition of tangible fixed assets and sales of investment securities, cash outflow decreased by ¥1, 896 million as compared to the previous consolidated fiscal year.

(Cash Flow from Financing Activities)

From financial activities, cash outflow was ¥4,122 million due to an increase in outflow through payment of dividends and purchase of treasury shares, which was an increase in outflow of ¥3,208 million as compared to the previous consolidated fiscal year.

Cash Flow Index

	Period ended March 31, 2004		Period ended March 31, 2005		Period ended March 31, 2006	
	Interim	End of Year	Interim	End of Year	Interim	End of Year
Ratio of shareholders' equity (%)	66.3	65.7	63.0	70.5	73.8	76.1
Ratio of shareholders' equity on a basis of market price (%)	236.8	227.1	247.5	219.6	141.7	164.2
Years for debt redemption (years)	0.1	0.0	0.0	0.0	0.2	0.0
Interest coverage ratio (times)	740.0	1,176.3	3,513.6	2,799.2	1,593.3	2,087.1

Note: Each index is calculated by the financial figures on a consolidated basis.
Ratio of shareholders' equity : Shareholders' equity / Total assets
Ratio of shareholders' equity on a basis of market price: Total market value of shares/ Total assets
Years for debt redemption: Interest bearing debts/ Cash flow from operating activities
Interest coverage ratio: Cash flow from operating activities / Interest paid

* Total market value of shares is calculated by final share price at the end of period × total number of outstanding shares at the end of period (after deducting treasury shares).
* Interest bearing debts cover all the debts that paid interest out of debts appropriated on the consolidated balance sheet. As for interest paid, the amount of interest paid in the consolidate cash flow statement is used.

Business Risks

With respect to the contents stated in the business performance and financial conditions, the matters that might significantly affect the judgment of investors seem to be as follows.

(1) Regarding fluctuations in demand for products

Major users of the products manufactured and sold by our group are consumer electronic appliance manufacturers, electronic components manufacturers and industrial electronic appliance manufacturers and the fluctuations in demand for consumer electronic appliances affected the business performance of our group.

(2) Regarding dependence on particular products

Net sales of the Company largely depend on the fields of electronic materials and display materials. If sales in these fields decrease, it might affect the business performance of our group.

(3) Regarding fluctuations in foreign exchange

In determining the sales price of display materials, we determine the sales price for users on a foreign currency basis and it might affect the business performance of our group due to large fluctuations in foreign exchange rates.

(4) Regarding procurement of raw materials

For the raw materials our group purchases, an upward trend in purchase prices has been observed due to soaring crude oil prices. If the purchase prices of raw materials rise considerably, it might affect the business performance of our group.

(5) Regarding the impact of disasters

Many of our production bases are concentrated in Joetsu-shi, Niigata Prefecture. In the event of an earthquake or power failure and other disasters, it might affect the business performance of our group due to interruption of production activities, etc.

Consolidated Financial Statement

(1) Consolidated Balance Sheet

Item	Note	Previous consolidated fiscal year (As of March 31, 2005) Amount (Thousands of yen)		Composition ratio (%)	Current consolidated fiscal year (As of March 31, 2006) Amount (Thousands of yen)		Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Assets)								
I. Current Assets								
1. Cash and deposits			8,656,246			6,568,685		
2. Trade notes & accounts receivable			12,390,082			10,138,086		
3. Inventories			7,295,008			7,700,263		
4. Deferred taxable assets			566,239			278,068		
5. Others			756,688			990,257		
Allowance for doubtful accounts			Δ17,240			Δ50,732		
Total Current Assets			29,647,024	50.5		25,624,628	45.4	Δ4,022,396
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings & structures	*2	14,134,821			14,880,313			
Accumulated depreciation		6,835,617	7,299,204		7,406,132	7,474,180		
(2) Machinery, equipment and delivery equipment	*2	20,406,290			20,986,706			
Accumulated depreciation		13,188,530	7,217,760		14,117,795	6,868,911		
(3) Tools and fixture	*2	1,455,063			1,520,098			
Accumulated depreciation		1,215,903	239,160		1,262,882	257,215		
(4) Land	*2		1,550,970			1,549,772		
(5) Construction in progress			2,036,394			758,323		
Total Tangible Fixed Assets			18,343,489	31.2		16,908,404	30.0	Δ1,435,084
2. Intangible fixed assets			124,710	0.2		96,511	0.2	Δ28,198
3. Investments and other assets								
(1) Investment securities	*1		9,991,527			13,346,493		
(2) Long-term loans			291,580			296,241		
(3) Deferred taxable assets			104,049			49,802		
(4) Others	*1		291,734			230,677		
Allowance for doubtful accounts			Δ25,519			Δ167,294		
Total Investment and Other Assets			10,653,372	18.1		13,755,921	24.4	3,102,548
Total Fixed Assets			29,121,571	49.5		30,760,837	54.6	1,639,265
Total Assets			58,768,595	100.0		56,385,465	100.0	Δ2,383,130

Item	Note	Previous consolidated fiscal year (As of March 31, 2005) Amount (Thousands of yen)		Com-position ratio (%)	Current consolidated fiscal year (As of March 31, 2006) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Liabilities)								
I. Current Liabilities								
1. Trade notes & accounts payable			11,277,858			9,915,961		
2. Short-term borrowings	*2 *3		196,000			194,000		
3. Income taxes, etc. payable			1,782,214			821,716		
4. Reserve for bonuses			1,049,324			787,797		
5. Others			2,532,405			1,255,931		
Total Current Liabilities			16,837,803	28.7		12,975,406	23.0	Δ3,862,397
II. Fixed Liabilities								
1. Long-term borrowings	*2		4,000			—		
2. Deferred taxable liabilities			205,056			344,905		
3. Reserve for retirement allowance			36,223			37,598		
4. Consolidated adjustment account			3,211			—		
5. Others			250,597			100,061		
Total Fixed Liabilities			499,089	0.8		482,565	0.9	Δ16,523
Total Liabilities			17,336,892	29.5		13,457,971	23.9	Δ3,878,921
(Shareholders' Equity)								
I. Capital	*4		7,023,219	12.0		7,101,486	12.5	78,267
II. Capital surplus			6,135,250	10.4		6,213,517	11.0	78,267
III. Earned surplus			27,798,452	47.3		30,882,205	54.8	3,083,752
IV. Other revaluation balance of securities			614,988	1.0		1,076,085	1.9	461,096
V. Exchange rate adjusting accounts			Δ17,951	Δ0.0		98,336	0.2	116,288
VI. Treasury Stocks	*5		Δ122,255	Δ0.2		Δ2,444,136	Δ4.3	Δ2,321,881
Total Shareholders' Equity			41,431,703	70.5		42,927,494	76.1	1,495,791
Total Liabilities & Shareholders' Equity			58,768,595	100.0		56,385,465	100.0	Δ2,383,130

(2) Consolidated Profit and Loss Statement

Item	Note	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales			57,552,139	100.0		44,759,600	100.0	Δ12,792,539
II. Cost of Goods Sold	*1		43,570,828	75.7		37,433,192	83.6	Δ6,137,636
Gross Profit on Sales			13,981,311	24.3		7,326,408	16.4	Δ6,654,902
III. Selling, General & Admin. Expenses	*1							
1. Freight and packaging cost		976,118			735,913			
2. Officer's compensation		—			366,949			
3. Wage allowances		604,775			741,282			
4. Bonus		510,436			—			
5. Transfer to reserve for bonus		227,586			133,711			
6. Transfer to reserve for retirement allowance		54,052			53,366			
7. Transfer to reserve for officers' retirement bonus		3,320			—			
8. Transfer to allowance for doubtful accounts		—			28,619			
9. Others		1,731,922	4,108,212	7.1	1,438,341	3,498,185	7.8	Δ610,026
Operating profit			9,873,098	17.2		3,828,222	8.6	Δ6,044,876
IV. Non-operating Income								
1. Interest received		21,780			25,976			
2. Dividend received		44,684			58,007			
3. Amortization of consolidated adjustment account		1,070			—			
4. Investment profit by equity method		994,514			1,298,262			
5. Rent income		123,106			110,909			
6. Others		213,558	1,398,714	2.4	376,581	1,869,736	4.2	471,021
V. Non-operating Expenses								
1. Interest paid		1,948			2,146			
2. Reserve against defaults		28,396			64,601			
3. Loss on sale of accounts receivable		18,892			—			
4. Rent payment		57,666			48,363			
5. Transfer to allowance for doubtful accounts		—			193,060			
6. Others		32,133	139,037	0.3	68,872	377,045	0.9	238,008
Ordinary Profit			11,132,776	19.3		5,320,913	11.9	Δ5,811,862

Item	Note	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Ratio (%)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of investment securities		40,708			570,300			
2. Profit on sale of fixed assets	*2	67,251			2,023			
3. Refund of fixed assets tax		33,969			—			
4. Profit from reversal of officers' retirement bonuses		—			127,034			
5. Others		—	141,929	0.2	511	699,869	1.6	557,940
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*3	—			442			
2. Loss on retirement of fixed assets	*4	6,277			337,602			
3. Loss on impairment	*5	—			5,604			
4. Loss on retirement of inventories		—			85,628			
5. Loss on sale of investment securities		—			36,003			
6. Valuation loss on investment securities		—			154,164			
7. Golf-course-membership depreciation loss		10,310			—			
8. Others		1,433	18,021	0.0	36,633	656,078	1.5	638,056
Net profit before taxes, etc.			11,256,684	19.5		5,364,705	12.0	Δ5,891,979
Income taxes, inhabitant taxes and business taxes payable		3,456,290			1,301,589			
Adjusted amount of income taxes, etc.		643,588	4,099,878	7.1	170,525	1,472,115	3.3	Δ2,627,762
Net Profits			7,156,806	12.4		3,892,589	8.7	Δ3,264,216

(3) Consolidated Surplus Statement

Item	Note	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)		Current consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousand of yen)		Increase or decrease against the previous year (Thousands of yen)
(Capital surplus)						
I. Balance of capital surplus at the beginning of the period			5,914,708		6,135,250	220,541
II. Capital surplus increase amount						
1. New share issuance by capital increase		220,541	220,541	78,267	78,267	
III. Balance of capital surplus at the end of the period			6,135,250		6,213,517	78,267
(Earned surplus)						
I. Balance of earned surplus at the beginning of the period			21,931,537		27,798,452	5,866,915
II. Earned surplus increase amount						
1. (Current) net profit		7,156,806		3,892,589		
2. Increase amount in connection with changes in the ratio of interests in the companies to which the equity method applies		—		1,327,868		
3. Increase amount in connection with the decrease in the number of consolidated subsidiaries		—	7,156,806	9,984	5,230,443	Δ1,926,363
III. Earned surplus decrease amount						
1. Dividends		1,284,863		1,952,178		
2. Bonuses for directors		5,028		8,462		
3. Decrease amount due to merger with a non-consolidated subsidiary		—	1,289,891	186,049	2,146,690	856,799
IV. Balance of earned surplus at the end of the period			27,798,452		30,882,205	3,083,752

(4) Consolidated Cash Flow Statements

Item	Note	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousand of yen)	Increase or decrease against the previous year (Thousands of yen)
I. Cash flow from operating activities:				
Current net profit before taxes, etc.		11,256,684	5,364,705	
Depreciation costs		2,620,755	2,771,557	
Loss on impairment		—	5,604	
Amortization of consolidated adjustment account		Δ1,070	—	
Investment profit by equity method		Δ994,514	Δ1,298,262	
Profit on sale of investment securities		Δ40,708	Δ570,300	
Loss on sale of investment securities		—	36,275	
Profit on sale of fixed assets		Δ67,251	Δ2,023	
Loss on sale of fixed assets		—	442	
Refund of fixed assets tax		Δ33,969	—	
New share issuance expenses		4,592	2,713	
Retirement loss of tangible fixed assets		6,277	337,602	
Valuation loss of investment securities		1,433	167,680	
Golf-course-membership depreciation loss		10,310	—	
Loss on arrangement of subsidiaries		—	22,368	
Profit on conversion		Δ9,865	Δ59,656	
Bad debt loss		—	13,062	
Decrease in reserve for bonus		Δ804,654	Δ263,373	
Increase/(decrease) in reserves for retirement allowance		Δ118,390	1,374	
Increase/(decrease) in allowance for doubtful accounts		Δ156	206,926	
Interest received and dividends received		Δ66,464	Δ83,983	
Interest paid		1,948	2,146	
(Increase)/decrease in accounts receivables		Δ1,323,108	2,259,656	
Increase in inventories		Δ1,926,756	Δ405,255	
Increase/(decrease) in trade payable		1,043,889	Δ1,361,897	
Increase/(decrease) in consumption tax, etc. payable		139,220	Δ324,827	
Increase in other assets		Δ268,476	Δ289,559	
Decrease in other debts		Δ290,960	Δ223,773	
Officers bonuses		Δ5,028	Δ8,462	
Subtotal		9,133,736	6,300,741	Δ2,832,995

Item	Note	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005) Amount (Thousand of yen)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006) Amount (Thousand of yen)	Increase or decrease against the previous year (Thousands of yen)
Interest and dividends received		330,552	401,648	
Interest paid		Δ1,942	Δ2,142	
Corporate income tax, etc. paid		Δ4,026,360	Δ2,229,647	
Cash flow from operation activities		5,435,985	4,470,600	Δ965,385
II. Cash flow from investment activities				
Expenses for deposits in fixed accounts		Δ2,150,000	Δ2,950,000	
Income from refunds of fixed deposit		5,124,996	4,309,996	
Expenses to acquire tangible fixed assets		Δ5,018,714	Δ2,578,921	
Income from sale of tangible fixed assets		97,523	8,674	
Expenditure for acquisition of intangible fixed assets		—	Δ5,781	
Expenses to purchase investment securities		Δ1,098,991	Δ1,181,204	
Income from sale of investment securities		222,867	1,132,635	
Expenses of lending		Δ276,361	Δ184,509	
Income from collection of loans		107,062	349,280	
Others		Δ2,725	2,015	
Cash flow from investing activities		Δ2,994,341	Δ1,097,814	1,896,527
III. Cash flow from financing activities				
Expenses of repayment of long-term borrowings		Δ6,000	Δ6,000	
Proceeds from equity issues		436,531	153,820	
Expense by acquisition of treasury stock		Δ61,316	Δ2,321,872	
Dividends paid		Δ1,283,276	Δ1,948,891	
Cash flow from financing activities		Δ914,061	Δ4,122,943	Δ3,208,882
IV. Conversion differences in cash and cash equivalents		5,190	15,155	9,965
V. Increase/(decrease) in cash and cash equivalents		1,532,772	Δ735,001	Δ2,267,774
VI. Cash and cash equivalents at start of the term		4,503,437	6,036,210	1,532,772
VII. Increase amount of cash and cash equivalents in connection with merger		—	7,437	7,437
VIII. Cash and cash equivalents at end of the term	*	6,036,210	5,308,645	Δ727,564

Basic Matters for Preparation of Consolidated Financial Statements

Item	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
1. Scope of consolidation	(1) Number of consolidated subsidiaries: 6 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Arisawa Sporting Goods Co., Ltd. Eagle Co., Ltd.	(1) Number of consolidated subsidiaries: 5 Name of important consolidated subsidiaries: Arisawa Fiber Glass Co., Ltd. Arisawa Jushi Kogyo Co., Ltd. Arisawa Kenpan Co., Ltd. Arisawa Sogyo Co., Ltd. Eagle Co., Ltd. Arisawa Sporting Goods Co., Ltd., which had been one of our consolidated subsidiaries until the previous consolidated fiscal year, completed liquidation and the profit and loss statement for the period by the completion of liquidation was consolidated.
	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. Arisawa PG Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. was incorporated in October 2004 and Asuna Co., Ltd. was incorporated in December 2004. Arisawa Sangyo Co., Ltd. changed its name to NB Optic Co., Ltd. in March 2005. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Because non-consolidated subsidiary is small in size and any of total assets, sales, net income (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., does not materially affect the consolidated financial statements.	(2) Name of important non-consolidated subsidiaries Important non-consolidated subsidiaries: NB Optic, Co., Ltd. Howa Sangyo, Ltd. Kei Ski Garage, Ltd. ARISAWA MANUFACTURING (DALIAN) CO., LTD. Asuna Co., Ltd. The Company absorbed Arisawa PG Co., Ltd., a non-consolidated subsidiary, as of December 1, 2005. As for Kei Ski Garage, Ltd., as stated in the Important events after closing the accounts, a resolution of completing liquidation of the said company by June 2006 was adopted at the board of directors' meeting of the Company held on January 26, 2006. (Reason for excluding the non-consolidated subsidiary above from consolidation:) Same as on the left.
2. Application of equity method	2. Application of equity method (1) Companies to which the equity method is applied: 6 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Scalar Corporation Colorlink Japan Co., Ltd. DDD Group plc DDD Group plc is included in the equity method affiliated companies from the current consolidated fiscal year as the Company acquired its stocks.	2. Application of equity method (1) Companies to which the equity method is applied: 5 Affiliates Name of important affiliates: Polatechno Co., Ltd. Shinano Co., Ltd. Taiflex Scientific Co., Ltd. Colorlink Japan Co., Ltd. DDD Group plc As regards Scalar Corporation, all the shares were sold during the current consolidated accounting period and as it is no longer an affiliate, it was excluded from the companies to which the equity method is applied.

Item	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other five companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) The financial statements of the fiscal year of the company in question have been used for those companies covered under the equity method whose settlement dates differ from the consolidated settlement date.	(2) Because non-consolidated subsidiaries (NB Optic, Co., Ltd. and other four companies) and affiliated companies (Ryoyu Industry Co., Ltd. and one other company), to which the equity method does not apply, have only a slight effect on the consolidated financial statements and have no significance as a whole in terms of current net income or loss (amount corresponding to interest) and earned surplus (amount corresponding to interest), etc., if it is possible to exclude from equity method application, they have been excluded from application of the equity method. (3) Same as on the left.
3. Business year items for consolidated subsidiaries	Except for Arisawa Sporting Goods Co., Ltd., the end of the fiscal term for the consolidated subsidiaries is the same as that of the Company. The closing date of the company is the end of January. However, in preparing these consolidated financial statements, the financial statements as of January 31 are used for the company, but necessary adjustments for consolidation are made with regard to important transactions made during the period between the different closing dates.	The closing date of business year of every consolidated subsidiary is the same as the consolidated closing date.
4. Accounting standards (1) Valuation standard and valuation method of important assets	1) Securities Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost. 2) Derivatives Valued at the current price. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but two of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Valued by the gross average method at cost.	1) Securities Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left. 2) Derivatives Same as on the left. 3) Inventories Finished goods, merchandise, semi-finished goods, and work-in-progress: Mainly valued at cost by the FIFO method, but one of the consolidated subsidiaries adopt valuation at cost by the gross average method. Raw materials and stores: Same as on the left.

Item	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
(2) Depreciation method for important depreciable assets	1) Depreciation method for tangible fixed assets Declining balance method The straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings & structures: 10 - 31 years Machinery & delivery equipment: 4 - 9 years 2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	1) Depreciation method for tangible fixed assets Same as on the left. 2) Depreciation method for intangible fixed assets: Same as on the left.
(3) Treatment of deferred assets	Expenses for shares issued are all treated as expenses where incurred.	Same as on the left.
(4) Posting standards for important allowances	1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. 2) Reserve for bonuses In order to prepare for expenses of bonuses to employees, the estimated amount is booked as reserve for the year. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥166,659 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.	1) Allowance for doubtful accounts Same as on the left. 2) Reserve for bonuses Same as on the left. 3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of the liability for benefits as of the end of the consolidated fiscal year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next consolidated fiscal year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. In this connection, the submitting company has appropriated ¥459,865 thousand to prepaid pension expenses as pension assets at the end of the current consolidated fiscal year exceeding the liability for retirement benefits.

Item	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
		(Changes in Accounting Policy) From the current consolidated fiscal year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes increased by ¥1,438 thousand.
	4) Reserve for Officers' Retirement Bonuses (a) The Company In preparation for expenses of officers' retirement bonuses, the Company has appropriated a reserve for the required payment under the by-laws, but by a resolution adopted at the 56th general meeting of shareholders, the Company abolished the officers' retirement bonuses in June 2004. Officers' retirement bonuses for the period of service until June 2004 shall be paid at the time of retirement of each officer and are included in "Other" of Fixed Liabilities. (b) Subsidiary Companies —	4) —
(5) Standards for converting important foreign currency denominated assets and liabilities into yen	Foreign currency denominated assets and liabilities are converted into yen at the spot exchange rate on the closing day of the consolidated accounting period, and the difference in conversion is entered as income or loss.	Same as on the left.
(6) Treatment of important leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.
(7) Method of accounting for major hedges	1) Method of hedge accounting Allocation of foreign exchange transactions 2) Method of hedging and accounts hedged The risk of exchange fluctuation in foreign currency transactions is avoided through foreign exchange contracts, which are used as a means to finalize the price of sale or the price of acquisition. 3) Hedging policy In order to improve the financial balance, hedging shall be conducted within the extent of liabilities involved.	1) Method of hedge accounting Same as on the left. 2) Method of hedging and accounts hedged Same as on the left. 3) Hedging policy Same as on the left.

Item	Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
	4) Method of evaluating the effectiveness of hedging In the period from hedging commencing time to the effectiveness determination time, the target of the hedge and the cumulative market fluctuation of the means of hedging shall be compared, and a determination will be made on the basis of factors such as the amount of fluctuation of both.	4) Method of evaluating the effectiveness of hedging Same as on the left.
(8) Other Important Matters for Preparation of Consolidated Financial Statements	1) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax adopts pretax method.	1) Accounting treatment of consumption tax, etc. Same as on the left.
5. Matters concerning Valuation of Assets and Liabilities of Consolidated Subsidiaries	For valuation of assets and liabilities of consolidated subsidiaries, we have adopted the full mark to market method.	Same as on the left.
6. Matters concerning Depreciation of Consolidated Adjustment Account	Consolidated adjustment account is equally depreciated for five years.	Same as on the left.
7. Matters concerning Treatment of Items of Profit Appropriation	Statement of consolidated surplus was prepared on the basis of profit appropriation determined during the consolidated accounting period.	Same as on the left.
8. Scope of Funds in Consolidated Statement of Cash Flow	The funds are cash, demand deposits that can be withdrawn at any time and short-term investments which can easily be converted into cash that carry only a small risk in price fluctuations and a maturity date which will arrive within 3 months from the date of acquisition.	Same as on the left.

Changes in Important Underlying Matters for Preparation of Consolidated Financial Statements

Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)
—	(Accounting standards for impairment of fixed assets) From the current consolidated fiscal year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of consolidated financial statements.

Changes in Method of Notation

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
(Consolidated Profit and Loss Statement)	(Consolidated Profit and Loss Statement)
1. "Loss on retirement of inventories" (¥2,139 thousand in the current consolidated fiscal year) in Non-operating expenses, which was separately stated by the previous consolidated fiscal year, is included in "Others" of Non-operating expenses because it decreased to less than 10/100 of the total amount of Non-operating expenses.	1. "Officers' Compensation," (¥334,204 thousand in the previous consolidated fiscal year), which was stated in "Others" in Selling, General & Admin. Expenses was separately stated because it exceeded 10/100 of the total amount of Selling, General & Admin. Expenses.
2. "Bonuses" included in "Wage allowances" in Selling, General & Admin. Expenses (¥369,730 thousand in the previous consolidated fiscal year) are separately stated as they exceeded 10/100 of the total amount of Selling, General & Admin. Expenses.	2. "Bonuses" (¥143,043 thousand in the current consolidated fiscal year) in Selling, General & Admin. Expenses, which had been separately stated by the previous consolidated fiscal year, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 10/100 of the total amount of Selling, General & Admin. Expenses.
3. As "Loss on sale of accounts receivable" which have been included in "Other" of Non-operating expenses (¥15,925 thousand for the previous fiscal year) exceeded 10/100 of the total Non-operating expenses, it was separately stated.	3. "Transfer to allowance for doubtful accounts" (¥4,487 thousand in the current consolidated fiscal year), which had been stated in "Others" in Selling, General & Admin. Expenses, is separately stated as the importance in the amount increased.
4. "Valuation loss on investment securities" (¥1,123 thousand in the current consolidated fiscal year) in Extraordinary Losses, which was separately stated by the previous consolidated fiscal year, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.	4. "Loss on sale of accounts receivable" (¥22,848 thousand in the current consolidated fiscal year), in Non-operating Expenses, which had been separately stated by the previous consolidated fiscal year, is stated in "Others" in Non-operating Expenses because it decreased to less than 10/100 of the total amount of Non-operating Expenses.
5. —	5. "Valuation loss on investment securities" (¥1,123 thousand in the previous consolidated fiscal year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.

Notes

(Notes Related to Consolidated Balance Sheet)

Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows.	*1 Items related to non-consolidated subsidiaries and affiliated companies are as follows.
(in thousands of yen)	(in thousands of yen)
Investment Securities (stock) ¥7,365,555	Investment Securities (stock) ¥10,124,339
Other (investment and other assets) (Contributions) ¥16,390	Other (investment and other assets) (Contributions) ¥2,290
*2 Assets provided as security and secured debt are as follows:	*2 Assets provided as security and secured debt are as follows:
Security assets: (in thousands of yen)	Security assets: (in thousands of yen)
Buildings and structures ¥2,743,987 (¥2,743,987)	Buildings and structures ¥4,446,373 (¥4,446,373)
Machinery and equipment ¥1,606,529 (¥1,606,529)	Machinery and equipment ¥3,828,422 (¥3,828,422)
Tools and fixtures ¥39,386 (¥39,386)	Tools and fixtures ¥67,948 (¥67,948)
Land ¥258,342 (¥191,025)	Land ¥258,342 (¥191,025)
Total ¥4,648,245 (¥4,580,928)	Total ¥8,601,087 (¥8,533,770)
Secured debt: (in thousands of yen)	Secured debt: (in thousands of yen)
Short tem borrowings ¥150,000 (¥150,000)	Short tem borrowings ¥150,000 (¥150,000)
Current portion of long-term borrowings payable within one year ¥6,000 (¥6,000)	Current portion of long-term borrowings payable within one year ¥4,000 (¥4,000)
Long-term borrowings ¥4,000 (¥4,000)	Total: ¥154,000 (¥154,000)
Total: ¥160,000 (¥160,000)	
The figures in the brackets show mortgages of the Factory Foundation and its liabilities.	The figures in the brackets show mortgages of the Factory Foundation and its liabilities.
*3 The submitting company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year:	*3 The submitting company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current consolidated fiscal year:
(in thousands of yen)	(in thousands of yen)
Total amount of current account overdrafts and loan commitments ¥2,750,000	Total amount of current account overdrafts ¥2,050,000
Draw-downs ¥190,000	Draw-downs ¥190,000
Net ¥2,560,000	Net ¥1,860,000
*4 Total number of outstanding shares of the Company	*4 Total number of outstanding shares of the Company
Common stocks 33,125,481 shares	Common stocks 36,526,129 shares
*5 Number of treasury stocks held by the Company	*5 Number of treasury stocks held by the Company
Common stocks 37,705 shares	Common stocks 1,053,997 shares

(Notes to Related Consolidated Profit and Loss Statement)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
*1 Research and development expenses included in General and administrative expenses and Current manufacturing expenses ¥3,069,337,000	*1 Research and development expenses included in General and administrative expenses and Current manufacturing expenses ¥2,695,530,000
*2 Profit from sale of fixed assets is ¥67,251,000 from sale of land.	*2 Profit from sale of fixed assets are as follows: (in thousands of yen) Tools and fixtures ¥1,759 Machinery, equipment and delivery equipment ¥264 Total ¥2,023
*3 Loss on retirement of fixed assets are as follows:	*3 Loss on sale of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥370 Telephone subscription right ¥71 Total ¥442
*4 Loss on retirement of fixed assets are as follows: (in thousands of yen) Building and Structure ¥2,249 Tools and fixtures ¥1,457 Machinery, equipment and delivery equipment ¥1,141 Expense for disposal of facilities ¥1,091 Others ¥337 Total ¥6,277	*4 Loss on retirement of fixed assets are as follows: (in thousands of yen) Machinery, equipment and delivery equipment ¥293,935 Building and Structure ¥27,866 Expense for disposal of facilities ¥9,328 Tools and fixtures ¥6,472 Total ¥337,602
*5 —	*5 Loss on impairment Our group appropriated the following loss on impairment in the current consolidated fiscal year. Place / Usage / Type: Myoko-shi, Niigata Prefecture / Dormant assets / Land Hichiso-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property Shirakawa-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property Our group makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current consolidated fiscal year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand). Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand. In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

(Notes to Consolidated Cash Flow Statement)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)	
* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.		* Relationship between the final figures of cash and cash equivalents at end of the year and the amounts of items shown in the consolidated balance sheets.	
	(As of March 31, 2005) (in thousands of yen)		(As of March 31, 2006) (in thousands of yen)
Cash and deposits	¥8,656,246	Cash and deposits	¥6,568,685
Fixed term deposits for a term longer than three months	Δ¥2,620,036	Fixed term deposits for a term longer than three months	Δ¥1,260,039
Cash and cash equivalents	¥6,036,210	Cash and cash equivalents	¥5,308,645

(1) Leasing Transaction

As they will be disclosed on EDINET, they are not stated.

(2) Securities

1. Other Market Value bearing Securities

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2005)			Current consolidated fiscal year (as of March 31, 2006)		
	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance	Acquisition Cost	Value shown on Consolidated Balance Sheet	Balance
Those whose appropriated amount in consolidated balance sheet exceeds the acquisition cost						
Equity Shares	739,068	1,817,398	1,078,329	435,539	2,200,329	1,764,789
Bonds						
Government bonds, local government bonds, etc.	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Others	—	—	—	438,911	453,991	15,079
Sub-total	739,068	1,817,398	1,078,329	874,451	2,654,320	1,779,869
Those whose appropriated amount in consolidated balance sheet does not exceed the acquisition cost						
Equity Shares	37,452	29,252	Δ8,200	4,473	4,230	Δ243
Bonds						
Government bonds, local government bonds, etc.	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Other	—	—	—	—	—	—
Others	435,503	427,758	Δ7,744	—	—	—
Sub-total	472,956	457,011	Δ15,945	4,473	4,230	Δ243
Total	1,212,024	2,274,409	1,062,384	878,925	2,658,551	1,779,625

2. Other Securities sold during the Previous Consolidated Fiscal year and Current Consolidated Fiscal year

(in thousands of yen)

Previous consolidated fiscal year (From April 1, 2004 to March 31, 2005)			Current consolidated fiscal year (From April 1, 2005 to March 31, 2006)		
Amount sold	Total profit on sale	Total loss on sale	Amount sold	Total profit on sale	Total loss on sale
224,325	40,708	—	910,265	551,762	—

3. Details of major securities not marked to market

(in thousands of yen)

Type	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
	Value shown on Consolidated Balance Sheet	Value shown on Consolidated Balance Sheet
Other Securities		
Unlisted Shares	254,911	432,464
Other	96,651	131,137

Note: *In the previous consolidated fiscal year, with regard to the securities without market value, impairment of ¥¥1,123,000 was made.*
In the current consolidated fiscal year, with regard to the securities without market value, impairment of ¥152,773,000 was made.
In this connection, in impairment of securities without market value, all of them are impaired if the interest of the Company in net asset value of the pertinent company at the end of year has decreased by over 50% against acquisition cost. If it has decreased by 30-50%, impairment is made for the necessary amount, taking recoverability into consideration.

(3) Derivative Transactions
As they will be disclosed on EDINET, they are not stated.

(4) Retirement Benefit

1. Outline of Retirement benefit Plan adopted by the Group
Our group has established a qualified retirement pension plan and lump-sum payment for retirement scheme. The Submitting Company has changed to a qualified retirement pension plan as to part (equivalent to 50% of payment) of retirement benefits from the 33rd Term (ended April 30, 1981), and from the 42nd Term (ended March 31, 1990), all the retirement pay to qualified retirement pension plan.

2. Matters related to Retirement Benefit Obligations

(in thousands of yen)

	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
(1) Retirement benefit obligations	Δ3,792,857	Δ3,771,247
(2) Pension assets	3,809,358	4,327,188
(3) Unreserved retirement benefit obligations (1)+(2)	16,501	555,940
(4) Differences in unrecognized mathematical calculation	113,934	Δ133,674
(5) Unrecognized past service liabilities (reduction of liabilities)	—	—
(6) Net amount appropriated in consolidated balance sheet (3)+(4)+(5)	130,435	422,266
(7) Prepaid pension cost	166,659	459,865
(8) Reserve for retirement allowance (6)-(7)	Δ36,223	Δ37,598

Note: *Some subsidiaries adopted simplified method for calculation of retirement benefit liabilities.*

3. Matters related to Retirement allowance Cost

(in thousands of yen)

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Retirement allowance cost	369,893	367,313
(1) Service cost	176,291	193,533
(2) Interest cost	86,066	74,768
(3) Expected investment profit (subtraction)	Δ30,996	Δ38,165
(4) Appropriated amount of cost from difference in mathematical calculation	138,531	137,176

Note: *Retirement allowance cost of consolidated subsidiaries that have adopted simplified method is appropriated in "(1) Service Cost."*

4. Matters related to the Basis of Calculation of Retirement benefit Liabilities, etc.

	Previous consolidated fiscal year (as of March 31, 2005)	Current consolidated fiscal year (as of March 31, 2006)
(1) Discount rate (%)	2.00	2.00
(2) Expected investment profit rate (%)	1.00	Same as on the left.
(3) Distribution method of period for expected retirement pay	Fixed amount standard for the period	Same as on the left.
(4) Years required for disposition of past service liabilities (years)	—	—
(5) Years required for disposition of mathematical calculation difference (years)	5	Same as on the left.

(5) Tax Effect Accounting

Previous consolidated fiscal year (as of March 31, 2005)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Denial amount of transfer to reserve for bonuses	424,152
Denial amount of unpaid enterprise tax	129,745
Other	88,703
Total	642,601
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ74,911
Special reserve for depreciation	Δ1,307
Other	Δ142
Total	Δ76,361
Net amount of deferred tax assets (current)	566,239
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	162,120
Taxation loss brought forward	134,669
Denial amount of transfer to reserve for officers' retirement bonuses	56,671
Amount of reserve for retirement allowance exceeding allowable amount	11,399
Other	54,036
Sub-total	418,897
Reserve for valuation	Δ69,483
Total	349,413
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ417,803
Reserve for special account of advanced depreciation of fixed assets	Δ27,951
Reserve for special depreciation	Δ1,690
Other	Δ2,974
Total	Δ450,420
Net amount of deferred tax liabilities (fixed)	Δ101,006

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ3.57%
Unrecognized tax profit of deficit subsidiaries	0.61%
Items permanently not includable in profits, such as dividends received	Δ1.80%
Other	0.74%
Burden rate of corporate tax, etc., after applying tax effect accounting	36.42%

Current consolidated fiscal year (as of March 31, 2006)

1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities

(in thousands of yen)

Deferred Tax Assets (current)	
Amount of reserve for bonuses exceeding amount allowable	318,426
Denial amount of unpaid enterprise tax	76,594
Denial amount of unpaid expenses	43,244
Other	40,238
Total	478,504
Deferred Tax Liabilities (current)	
Prepaid pension cost	Δ193,325
Reserve for advanced depreciation of fixed assets	Δ5,804
Special reserve for depreciation	Δ1,307
Total	Δ200,436
Net amount of deferred tax assets (current)	278,068
Deferred Tax Assets (fixed)	
Denial amount of valuation loss on investment securities	229,604
Denial amount of retirement loss of fixed assets	82,191
Transfer to allowance for doubtful accounts exceeding allowable amount	66,763
Taxation loss brought forward	57,819
Other	91,194
Sub-total	527,573
Reserve for valuation	Δ57,819
Total	469,753
Deferred Tax Liabilities (fixed)	
Other revaluation balance of securities	Δ729,545
Reserve for special account of advanced depreciation of fixed assets	Δ34,927
Reserve for special depreciation	Δ383
Total	Δ764,856
Net amount of deferred tax liabilities (fixed)	Δ295,102

2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.

Statutory effective tax rate	40.44%
(Adjustment)	
Investment profit by equity method	Δ9.79%
Items permanently not includable in profits, such as dividends received	Δ2.24%
Utilization of taxation loss brought forward	Δ1.38%
Other	0.41%
Burden rate of corporate tax, etc., after applying tax effect accounting	27.44%

(6) Segment Information

a. Segment Information by Business Category

The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

(in thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and Operating income					
Sales					
(1) Sales to outside customers	57,025,693	526,446	57,552,139	—	57,552,139
(2) Inter-segmental internal sales or transfers	12,954	—	12,954	(12,954)	—
Total	57,038,647	526,446	57,565,094	(12,954)	57,552,139
Operating expenses	47,155,101	533,539	47,688,640	(9,598)	47,679,041
Operating income (or Operating Losses)	9,883,546	Δ7,092	9,876,454	(3,355)	9,873,098
II Assets, Depreciation cost and Capital expenditure					
Assets	56,827,964	835,977	57,663,941	1,104,654	58,768,595
Depreciation cost	2,605,383	15,371	2,620,755	—	2,620,755
Capital expenditure	4,598,470	330	4,598,800	—	4,598,800

Notes: 1. Segmentation of businesses

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. Main products categorized into respective business category

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. Among assets, the amount of assets of the whole company included in either item of retirement or the whole company was ¥1,747,490,000. Major items are long-term investment funds (investment securities) and assets related to administration department of the Submitting Company.

The current consolidated fiscal year (April 1, 2005 to March 31, 2006)

(in thousands of yen)

	Manufacturing and sales of industrial materials, etc.	Other businesses	Total	Elimination or all companies	Consolidation
I Sales and Operating income					
Sales					
(1) Sales to outside customers	44,348,745	410,855	44,759,600	—	44,759,600
(2) Inter-segmental internal sales or transfers	1,914	—	1,914	(1,914)	—
Total	44,350,660	410,855	44,761,515	(1,914)	44,759,600
Operating expenses	40,525,038	400,468	40,925,506	5,871	40,931,378
Operating income (or Operating Losses)	3,825,621	10,386	3,836,008	(7,786)	3,828,222
II Assets, Depreciation cost and Capital expenditure					
Assets	53,463,995	305,213	53,769,209	2,616,256	56,385,465
Depreciation cost	2,757,816	13,340	2,771,157	—	2,771,157
Loss on impairment	—	—	—	5,604	5,604
Capital expenditure	1,640,840	—	1,640,840	—	1,640,840

Notes: 1. *Segmentation of businesses*

Businesses engaged by the Company are segmented, taking into account product lines and similarity of related markets.

2. *Main products categorized into respective business category*

Business category	Main products, etc.
Manufacturing and Sales of Industrial materials, etc.	Manufacturing and sales of electronic materials, display materials, electric insulation materials and industrial-use structural materials, and the purchase and sale of related products.
Other businesses	Management of golf driving ranges, and purchase and sale of sports and recreation equipment

3. *Among assets, the amount of assets of the whole company included in either item of retirement or the whole company was ¥2,831,488,000. Major items are long-term investment funds (investment securities) and assets related to administration department of the Submitting Company.*

b. Segment Information by Region

Previous consolidated fiscal year (from April 1, 2004 to March 31, 2005) and current consolidated fiscal year (from April 1, 2005 to March 31, 2006)

There is no applicable matter as there is no consolidated subsidiaries and branches in overseas countries or areas other than Japan.

c. Overseas Sales

The previous consolidated fiscal year (April 1, 2004 to March 31, 2005)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	18,932,653	6,726,325	1,253,820	26,912,799
II Consolidated sales (in thousands of yen)	—	—	—	57,552,139
III Ratio of overseas sales in the consolidated sales (%)	32.9	11.7	2.2	46.8

The current consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Asia	North America	Other Region	Total
I Overseas sales (in thousands of yen)	14,594,838	4,641,845	418,093	19,654,776
II Consolidated sales (in thousands of yen)	—	—	—	44,759,600
III Ratio of overseas sales in the consolidated sales (%)	32.6	10.4	0.9	43.9

Note: 1. *The regions are segmented by proximity.*

2. *The respective regions are composed of the following countries.*
   Asia: Korea, China, Taiwan and Malaysia, etc.
   North America: USA and Canada
3. *Overseas sales are the sales (including indirect exports) by the Company and consolidated subsidiaries of countries or areas other than Japan.*

(7) Transactions with Interested Parties

The previous consolidated fiscal year (from April 1, 2004 to March 31, 2005)

1. Parent and Major Corporation Shareholders, etc.
   No applicable matter.

2. Officers and Major Individual Shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or Contributions (¥ 1000)	Details of business or occupation	Ratio of voting rights held (%)	Details of relations		Details of trade	Trading amount (¥ 1000)	Item	Balance at the end of year (¥ 1000)
						Concurrent office holding (person)	Business relations				
Company majority of voting rights of which is owned by officers and their relatives	Arisawa Kenko Ltd.	Joetsu-city, Niigata	317,600	Non-life insurance agent	Direct 2.0%	Officer 1 person	Non-life insurance policy	Payment of premiums	18,811	—	—

Note: 1. *Breakdown of holding of voting rights shows that 28.9% is directly owned by Sanji Arisawa, a Director of the Submitting Company. Four relatives of Sanji Arisawa directly own 71.1% of them.*

2. *Terms of Transactions and Policy for Determination of Terms of Transactions*
   With respect to non-life insurance policy, premiums are determined on the basis of prescribed rate.

3. Subsidiaries, etc.
   No applicable matter.

4. Fellow Subsidiaries
   No applicable matter.

The current consolidated fiscal year (from April 1, 2005 to March 31, 2006)

1. Parent and Major Corporation Shareholders, etc.
   No applicable matter.

2. Officers and Major Individual Shareholders, etc.

Attribute	Name of company, etc.	Address	Capital or Contributions (¥ 1000)	Details of business or occupation	Ratio of voting rights held (%)	Details of relations		Details of trade	Trading amount (¥ 1000)	Item	Balance at the end of year (¥ 1000)
						Concurrent office holding (person)	Business relations				
Company majority of voting rights of which is owned by officers and their relatives	Arisawa Kenko Ltd.	Joetsu-city, Niigata	317,600	Non-life insurance agent	Direct 1.98%	Officer 1 person	Non-life insurance policy	Payment of premiums	13,910	—	—

Note: 1. *Breakdown of holding of voting rights shows that 28.9% is directly owned by Sanji Arisawa, a Director of the Submitting Company. Four relatives of Sanji Arisawa directly own 71.1% of them.*

2. *Terms of Transactions and Policy for Determination of Terms of Transactions*
   With respect to non-life insurance policy, premiums are determined on the basis of prescribed rate.

3. Subsidiaries, etc.
   No applicable matter.

4. Fellow Subsidiaries
   No applicable matter.

(Per share information)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)		Current consolidated fiscal year (April 1, 2005 to March 31, 2006)	
Net asset per share	¥1,251.92	Net asset per share	¥1,209.93
Net profit per share for the current term	¥216.82	Net profit per share for the current term	¥108.05
Fully diluted net profit per share for the current term	¥215.14	Fully diluted net profit per share for the current term	¥107.82
In the current consolidated fiscal year, stock split was made. Information per share in the previous consolidated fiscal year, as if the split had been made as of the commencement date of the previous consolidated fiscal year, is as follows respectively.		In the current consolidated fiscal year, stock split was made. Information per share in the previous consolidated fiscal year, as if the split had been made as of the commencement date of the previous consolidated fiscal year, is as follows respectively.	
Net asset per share	¥1,067.79	Net asset per share	¥1,138.10
Net profit per share for the current term	¥157.35	Net profit per share for the current term	¥197.05
Fully diluted net profit per share for the current term	¥156.20	Fully diluted net profit per share for the current term	¥195.66

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
Net profit per share		
Net Profit (in thousands of yen)	7,156,806	3,892,589
Amounts that are not attributable to common stock holders (in thousands of yen)	8,462	8,393
(Of these, bonuses to officers by appropriation of retained earnings)	(8,462)	(8,393)
Net profit for common stocks (in thousands of yen)	7,148,344	3,884,196
Average number of shares during the term	32,967,858	35,946,424
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	—	—
Increase in number of common stocks	257,598	77,228
(Of those, number of new share subscription rights)	(257,598)	(77,228)
The outline of potential shares includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects:	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (233,300 shares).	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares).

(Important events after closing the accounts)

Previous consolidated fiscal year (April 1, 2004 to March 31, 2005)	Current consolidated fiscal year (April 1, 2005 to March 31, 2006)
In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2005, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 3,312,548 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2005 Per share information in the previous consolidated fiscal year based on the assumption that both the said stock split and the stock split carried out during the current consolidated fiscal year were made at the beginning of the previous year. Net assets per share ¥970.03 Net profit per share for the current term ¥142.87 Fully diluted net profit per share for the current term ¥141.93 Per share information in the previous consolidated fiscal year based on the assumption that the said stock split was carried out at the beginning of the current consolidated fiscal year Net assets per share ¥1,138.10 Net profit per share for the current term ¥197.05 Fully diluted net profit per share for the current term ¥195.66	Dissolution of Kei Ski Garage, Ltd. The Company adopted, at the board of directors' meeting held as of January 26, 2006, a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary. (1) Reasons for Dissolution Kei Ski Garage, Ltd. has been engaged in manufacture and sale of skis, but since the improvement of performance cannot be expected due to deterioration in the business environment, we decided to dissolve the company. (2) Overview of the Dissolved Company 1) Trade name Kei Ski Garage, Ltd. 2) Address of head office 1-5-5 Minami-Honcho, Joetsu City, Niigata Prefecture 3) Representative Kiyoshi Kanai 4) Business line Manufacture and sale of skis, purchase and sale of sports wear and accessories 5) Date of incorporation November 20, 1997 6) Capital amount ¥15 million 7) Shareholder composition Arisawa Manufacturing Co., Ltd. 94% Director: Hideo Komori 3% Director: Satoru Kasuya 3% 8) Business results for the year ending March 2005 Sales ¥74 million Operating profit Δ¥8 million Ordinary profit Δ¥8 million Current net profit Δ¥8 million (3) Losses of the Company in connection with Dissolution Expected loss of ¥15,596 thousand, including waiver of loan claims is appropriated in Extraordinary losses for the current period. (4) Schedule of Dissolution We expect completion of dissolution by the end of June, 2006.

April 26, 2006

Fiscal Year Ending March 31, 2006

Summary of Individual Financial Statements

Name of Listed Company: Arisawa Manufacturing Co., Ltd.

Listed on the 1st Section of Tokyo Stock Exchange

Code No.:	5208	Prefecture where Head Office is located Niigata Prefecture
(URL http://www.arisawa.co.jp/)		
Representative:	President and CEO: Sanji Arisawa	
Contact Person:	Director & Managing Operating Officer: Tetsuro Iizuka	TEL: (025) 524-7101
Date of Board of Directors Meeting for Closing:	April 26, 2006	Existence of interim dividend plan: Yes
Date of Annual General Meeting of Shareholders:	June 29, 2006	Adoption of group share plan: Yes (1 group: 100 shares)
Commencement date of payment of dividend:	June 30, 2006	

1. Business Results for Fiscal Year Ending March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Operating Results

(Note) Indicated by rounding off an amount less than 1 million yen

	Sales		Operating profit		Ordinary profit	
	(million yen)	%	(million yen)	%	(million yen)	%
Fiscal Year Ending March 31, 2006	41,696	Δ23.0	2,982	Δ67.1	3,676	Δ61.9
Fiscal Year Ending March 31, 2005	54,149	19.6	9,072	30.0	9,658	33.2

	Current net profit		Current net profit per share	Fully diluted current net profit per share	ROE	Ordinary profit ratio of gross capital	Ordinary profit ratio of sales
	(million yen)	%	(Yen, Sen)	(Yen, Sen)	%	%	%
Fiscal Year Ending March 31, 2006	2,419	Δ59.7	67.31	67.17	7.1	7.6	8.8
Fiscal Year Ending March 31, 2005	6,003	40.6	182.11	180.70	18.6	19.8	17.8

(Note) 1) Average number of shares during the accounting period: Fiscal Year Ending March 31, 2006: 35,946,424 shares
Fiscal Year Ending March 31, 2005: 32,967,858 shares

2) Change in accounting method: None

3) Indication of percentage of sales, operating profit, ordinary profit and current net profit shows the rate of increase or decrease against the previous year.

(2) Dividend Status

	Annual dividend per share			Total dividends (annual)	Dividend ration	Ratio of dividends to shareholders' equity
		Interim of the term	End of the term			
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(million yen)	(%)	(%)
Fiscal Year Ending March 31, 2006	33.00	0.00	33.00	1,170	48.4	3.5
Fiscal Year Ending March 31, 2005	59.00	0.00	59.00	1,952	32.5	5.6

(3) Financial Conditions

	Total assets	Shareholder equity	Equity ratio	Shareholder equity per share
	(million yen)	(million yen)	%	(Yen, Sen)
Fiscal Year Ending March 31, 2006	45,884	33,370	72.7	940.76
Fiscal Year Ending March 31, 2005	50,937	34,796	68.3	1,051.65

(Note) 1) Number of outstanding shares at the end of period: Fiscal Year Ending March 31, 2006: 35,472,132 shares
Fiscal Year Ending March 31, 2005: 33,087,776 shares

2) Number of treasury stocks at the end of period: Fiscal Year Ending March 31, 2006: 1,053,997 shares
Fiscal Year Ending March 31, 2005: 37,705 shares

2. Expected Business Results for Fiscal Year Ending March 31, 2007 (From April 1, 2006 to March 31, 2007)

	Sales amount	Ordinary profit	Current net profit	Annual dividend per share		
				Interim of the term	End of the term	
	(million yen)	(million yen)	(million yen)	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)
Interim Term	22,500	2,330	1,580		—	—
Full year	47,000	4,380	2,810	—	34.00	34.00

(Reference) Expected current net profit per share (Full year) 79 yen 22 sen

* The above projections were made based on available information as of the date of announcement, while future results may differ due to various factors.

Financial Statement

(1) Balance Sheet

Item	Note	Previous business year (As of March 31, 2005) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (As of March 31, 2006) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Asset)								
I. Current Assets								
1. Cash and deposits			7,504,157			5,449,609		
2. Trade notes receivable	*4		1,257,926			1,509,606		
3. Accounts receivable	*4		10,123,250			7,728,694		
4. Finished goods and merchandise			11,790			13,621		
5. Semi-finished goods			2,582,362			2,409,512		
6. Raw materials			1,593,680			1,999,584		
7. Work-in-progress			1,797,419			2,128,788		
8. Stores			16,165			26,590		
9. Prepaid expenses			199,400			567,591		
10. Deferred taxable assets			470,895			182,192		
11. Loans to the affiliates			972,966			—		
12. Short-term loans			—			483,595		
13. Receivables	*5		129,726			133,733		
14. Others			84,514			31,072		
Allowance for doubtful accounts			Δ13,011			Δ49,346		
Total Current Assets			26,731,244	52.5		22,614,846	49.3	Δ4,116,398
II. Fixed Assets								
1. Tangible fixed assets								
(1) Buildings	*1	12,085,436			12,707,786			
Accumulated depreciation		5,481,514	6,603,922		5,971,715	6,736,070		
(2) Structures	*1	928,719			1,049,687			
Accumulated depreciation		575,546	353,172		632,138	417,549		
(3) Machinery and equipment	*1	19,716,925			20,278,196			
Accumulated depreciation		12,738,032	6,978,893		13,610,709	6,667,486		
(4) Vehicles and delivery equipment		148,112			154,287			
Accumulated depreciation		104,889	43,223		117,243	37,044		
(5) Tools and fixtures	*1	1,249,103			1,327,968			
Accumulated depreciation		1,027,602	221,501		1,088,361	239,606		
(6) Land	*1		1,390,662			1,389,464		
(7) Construction in progress			2,038,513			758,743		
Total Tangible Fixed Assets			17,629,888	34.6		16,245,964	35.4	Δ1,383,923

Item	Note	Previous business year (As of March 31, 2005) Amount (Thousands of yen)		Com-position ratio (%)	Current business year (As of March 31, 2006) Amount (Thousands of yen)		Com-position ratio (%)	Increase or decrease against the previous year (Thousands of yen)
2. Intangible Fixed Assets								
(1) Telephones subscription rights			9,283			9,283		
(2) Facilities utilization rights			1,238			743		
(3) Patent license			106,384			79,058		
(4) Software			2,517			3,307		
(5) Others			641			191		
Total Intangible Fixed Assets			120,065	0.2		92,583	0.2	Δ27,481
3. Investments and Other Assets								
(1) Investment securities			2,509,382			3,098,885		
(2) Securities of affiliates			2,982,904			3,219,463		
(3) Contributions			204			189		
(4) Contributions to affiliates			16,290			2,190		
(5) Long-term loans			268,444			293,641		
(6) Long-term loans to employees			5,006			2,600		
(7) Long-term loans to affiliates			445,320			260,000		
(8) Long-term prepaid expenses			120,165			107,504		
(9) Investment real estate			5,154			747		
(10) Others			116,828			115,037		
Allowance for doubtful accounts			Δ13,137			Δ168,716		
Total Investment and other Assets			6,456,564	12.7		6,931,542	15.1	474,978
Total Fixed Assets			24,206,517	47.5		23,270,091	50.7	Δ936,426
Total Assets			50,937,762	100.0		45,884,937	100.0	Δ5,052,825

		Previous business year (As of March 31, 2005)			Current business year (As of March 31, 2006)			Increase or decrease against the previous year (Thousands of yen)
Item	Note	Amount (Thousands of yen)		Com-position ratio (%)	Amount (Thousands of yen)		Com-position ratio (%)	
(Liabilities)								
I. Current Liabilities								
1. Trade notes payable	*4		5,169,589			5,271,614		
2. Accounts payable	*4		5,296,351			4,127,286		
3. Short-term borrowings	*1 *7		190,000			190,000		
4. Unpaid amount	*5		1,006,867			574,867		
5. Accrued expenses			213,424			112,013		
6. Income taxes payable			1,666,107			662,472		
7. Cash deposited			43,840			51,655		
8. Reserve for bonus			893,657			618,181		
9. Equipment notes payable			1,175,249			433,223		
10. Others			32,225			29,258		
Total Current Liabilities			15,687,314	30.8		12,070,573	26.3	Δ3,616,740
II. Fixed Liabilities								
1. Deferred taxable liabilities			205,056			344,905		
2. Others			248,597			98,561		
Total Fixed Liabilities			453,653	0.9		443,466	1.0	Δ10,187
Total Liabilities			16,140,968	31.7		12,514,040	27.3	Δ3,626,928

Item	Note	Previous business year (As of March 31, 2005) Amount (Thousands of yen)		Composition ratio (%)	Current business year (As of March 31, 2006) Amount (Thousands of yen)		Composition ratio (%)	Increase or decrease against the previous year (Thousands of yen)
(Shareholders' Equity)								
I. Capital	*2		7,023,219	13.8		7,101,486	15.5	78,267
II. Capital surplus								
1. Capital reserve		6,135,250			6,213,517			
Total capital surplus			6,135,250	12.0		6,213,517	13.5	78,267
III. Earned surplus								
1. Revenue reserve		748,262			748,262			
2. Voluntary reserve								
(1) Dividend reserve		171,600			171,600			
(2) Reserve for advanced depreciation of fixed assets		1,703			4,608			
(3) Reserve for special account of advanced depreciation of fixed assets		—			41,166			
(4) Reserve for special redemption		6,340			4,415			
(5) General reserve		12,530,000			16,130,000			
3. Unappropriated retained earnings at the end of term		7,687,331			4,326,507			
Total earned surplus			21,145,237	41.5		21,426,561	46.7	281,323
V. Other revaluation balance of securities			615,343	1.2		1,073,469	2.3	458,126
VI. Treasury Stock	*3		Δ122,255	Δ0.2		Δ2,444,136	Δ5.3	Δ2,321,881
Total Stockholder's Equity			34,796,794	68.3		33,370,897	72.7	Δ1,425,896
Total Liabilities and Stockholder's Equity			50,937,762	100.0		45,884,937	100.0	Δ5,052,825

(2) Profit and Loss Statement

Item	Note	Previous business year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Sales								
1. Sales of finished goods and merchandise	*1		54,149,104	100.0		41,696,008	100.0	Δ12,453,096
II. Cost of Goods Sold								
1. Opening inventory of finished goods and merchandise		1,796,749			2,594,152			
2. Purchases for the term		3,002,878			4,422,422			
3. Cost of manufactured goods for the term	*4	39,079,519			30,859,144			
Subtotal		43,879,147			37,875,719			
4. Transfer to other accounts	*2	Δ38,911			Δ30,493			
5. Closing inventory of finished goods and merchandise		2,594,152	41,246,082	76.2	2,423,134	35,422,091	84.9	Δ5,823,991
Gross Profit on Sales			12,903,021	23.8		6,273,916	15.1	Δ6,629,104
III. Selling, General & Admin. Expenses	*4							
1. Freight and packaging cost		1,282,150			1,065,862			
2. Transfer to allowance for doubtful accounts		—			27,353			
3. Officers' compensation		296,688			337,812			
4. Wage allowances		433,811			538,523			
5. Bonus		465,940			—			
6. Transfer to reserve for bonuses		185,255			95,138			
7. Transfer to reserve for officers' retirement bonuses		3,320			—			
8. Transfer to Reserve for retirement allowance		52,616			51,991			
9. Depreciation expense		138,802			128,992			
10. Other expenses		972,186	3,830,771	7.1	1,045,468	3,291,141	7.9	Δ539,630
Operating Income			9,072,250	16.7		2,982,775	7.2	Δ6,089,474
IV. Non-operating Revenue								
1. Interest receivable		37,267			38,567			
2. Dividend receivable	*3	310,593			466,554			
3. Rent income	*3	362,046			364,493			
4. Others		189,024	898,931	1.7	350,660	1,220,275	2.9	321,344
V. Non-operating Expenses								
1. Interest expenses		1,739			1,077			
2. Rent expenses	*3	235,665			238,366			
3. Transfer loss on allowance for doubtful accounts		—			178,203			
4. Compensation for defects		—			53,246			
5. Others		74,989	312,393	0.6	55,185	526,079	1.3	213,685
Ordinary Income			9,658,787	17.8		3,676,972	8.8	Δ5,981,815

Item	Note	Previous business year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
VI. Extraordinary Profits								
1. Profit on sale of fixed assets	*5	67,251			461			
2. Profit on sale of investment securities		40,708			572,864			
3. Refund of fixed assets tax		33,969			—			
4. Profit from reversal of officers' retirement bonuses		—	141,929	0.3	127,034	700,360	1.7	558,431
VII. Extraordinary Losses								
1. Loss on sale of fixed assets	*6	—			370			
2. Loss on retirement of fixed assets	*7	3,721			336,703			
3. Loss on impairment	*8	—			5,604			
4. Loss on arrangement of subsidiaries		—			98,700			
5. Golf-course-membership depreciation loss		10,310			—			
6. Loss on sale of investment securities		—			201,773			
7. Valuation loss on investment securities		—			154,164			
8. Others		1,433	15,465	0.0	9,970	807,286	1.9	791,821
Net profit before taxes			9,785,252	18.1		3,570,046	8.6	Δ6,215,205
Income taxes, inhabitant taxes and business taxes payable		3,233,000			1,033,000			
Adjustment of Income tax, etc.		548,549	3,781,549	7.0	117,494	1,150,494	2.8	Δ2,631,055
Net income for current term			6,003,702	11.1		2,419,552	5.8	Δ3,584,150
Profit brought forward from the previous term			1,683,628			2,093,005		409,376
Assumed unappropriated losses by merger			—			Δ186,049		Δ186,049
Unappropriated regained earnings at the end of term			7,687,331			4,326,507		Δ3,360,823

(3) Statement of Cost of Manufactured Goods

Item	Note	Previous business year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Ratio (%)	Current business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Ratio (%)	Increase or decrease against the previous year (Thousands of yen)
I. Materials costs			26,246,491	66.4		20,386,348	65.4	Δ5,860,143
II. Labor expenses			5,906,083	15.0		4,097,724	13.1	Δ1,808,358
III. Expenses			7,352,145	18.6		6,706,441	21.5	Δ645,704
(Expenses arising from outside manufactures included above)		(2,109,429)			(1,329,428)			
(Depreciation expenses included above)		(2,227,043)			(2,381,660)			
(Other expenses included above)		(3,015,672)			(2,995,352)			
Gross manufacturing expenses for the term			39,504,721	100.0		31,190,514	100.0	Δ8,314,207
Opening inventory of work-in-progress			1,372,217			1,797,419		425,201
Subtotal			40,876,938			32,987,933		Δ7,889,005
Closing inventory of work-in-progress			1,797,419			2,128,788		331,369
Cost of manufactured goods for the current term			39,079,519			30,859,144		Δ8,220,374

Cost calculation method is according to pre-determined unit price for raw materials, and as for processing costs, this is in accordance with simple general cost calculation by product according to the allocation rate by unit, which has adjusted the results of the previous year. The difference from the actual cost has been proportionally adjusted at the end of the term into disbursed products during the term and products at end of term, half-finished products and the balance of work in progress.

(4) Statement of Profit Appropriations

Item	Note	Previous business year (From April 1, 2004 to March 31, 2005) Amount (Thousands of yen)		Current business year (From April 1, 2005 to March 31, 2006) Amount (Thousands of yen)		Increase or decrease against the previous year (Thousands of yen)
I. Unappropriated retained earnings			7,687,331		4,326,507	Δ3,360,823
II. Reversal of voluntary reserves						
1. Reversal of reserve for advanced depreciation of fixed assets		17		7,479		
2 Reversal of reserve for special account of advanced depreciation of fixed assets		—		41,166		
3. Reversal of reserve for special redemption		1,925	1,943	1,925	50,571	48,628
Total			7,689,274		4,377,079	Δ3,312,195
III. Appropriated amount						
1. Dividends	*1	1,952,178		1,170,580		
2. Retained earnings						
(1) Reserve for advanced depreciation of fixed assets		2,923		62,859		
(2) Reserve for special account of advanced depreciation of fixed assets		41,166		—		
(3) General reserve		3,600,000	5,596,269	2,000,000	3,233,439	Δ2,362,829
IV. Profit brought forward to the next term			2,093,005		1,143,639	Δ949,365

*Note: *1 Dividend per share is ¥59 for the previous business year and ¥33 for the current business year.*

Important Accounting Policy

Item	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
1. Valuation standards and method for securities	(1) Shares of subsidiaries and affiliates Cost method by gross average method (2) Other securities Securities where a market value is available: Valued at the current price based on the market value on the closing day, etc. (All revaluation balance is transferred directly to capital stock and sales cost is calculated by the gross average method.) Securities where a market value is unavailable: Valued by the gross average method at cost.	(1) Shares of subsidiaries and affiliates Same as on the left. (2) Other securities Securities where a market value is available: Same as on the left. Securities where a market value is unavailable: Same as on the left.
2. Valuation standards and method for derivatives, etc.	Derivatives Valued at the current price.	Derivatives Same as on the left.
3. Valuation standards and method for inventories	Products, goods, semi-finished goods, work in progress Cost method by first-in, first-out method Raw materials and stores: Valued by the gross average method at cost.	Products, goods, semi-finished goods, work in progress Same as on the left. Raw materials and stores: Same as on the left.
4. Depreciation method of fixed assets	(1) Depreciation method for tangible fixed assets: Declining balance method However, the straight line method is used for buildings (excluding facilities connected to buildings) acquired on or after April 1, 1998. The durable length of time is as follows: Buildings: 15 - 31 years Machinery: 8 - 9 years (2) Depreciation method for intangible fixed assets: Straight line method However, straight line method is adopted for software for own use based on the period of in-house useful life (5 years).	(1) Depreciation method for tangible fixed assets Same as on the left. (2) Depreciation method for intangible fixed assets: Same as on the left.
5. Treatment method of deferred assets	All new share issuance expenses are treated at the time of payment as expenses.	Same as on the left.
6. Posting standards for allowances	(1) Allowance for doubtful accounts In order to reserve for losses from defaults on claims, a write-down as non-collectible has been charged at the actual rate of default for normal claims, and has been charged on the basis of the expected amount of default in each instance for specified claims such as those which present concerns about default. (2) Reserve for bonuses In order to prepare for payment of bonuses of employees, burden amount in the current period of expected amount of payment for bonuses is appropriated.	(1) Allowance for doubtful accounts Same as on the left. (2) Reserve for bonuses Same as on the left.

Item	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥166,659,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current business year.	(3) Reserve for retirement allowances In order to reserve retirement benefits for employees, this has been booked on the basis of liability for benefits as of the end of the business year, and the expected amount of pension assets. The difference resulting from actuarial accounting will be expensed from the next business year, according to the straight line method over a certain number of years (five years) within the average period of remaining service of the employees at the time the difference occurred. ¥459,865,000 was appropriated as prepaid pension cost since the pension assets exceeded retirement benefit obligations at the end of the current business year. (Changes in Accounting Policy) From the current business year, "Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 3 of Accounting Standards for Business Enterprises, March 16, 2005) and "Guidelines for Application concerning Partial Amendment of Accounting Standards for Retirement Benefits" (Issue No. 7 of Application Guidelines of Accounting Standards for Business Enterprises, March 16, 2005) have been applied. As a result of this, operating profit, ordinary profit and current net profit before taxes increased by ¥1,438 thousand.
	(4) Reserve for Officers' Retirement Bonuses In preparation for the payment of officers' retirement bonuses due to retirement of officers, the Company has reserved the required amount pursuant to the internal rules, but by a resolution of the 56th general meeting of shareholders, the officers' retirement bonus scheme was abolished in June 2004. In this regard, officers' retirement bonuses for the service period by June 2004 shall be paid at the time of retirement of each officer and they are included in "Others" of fixed liabilities.	(4) —
7. Standards for Conversion of Foreign Currency Assets or Liabilities to Japanese Yen	Foreign currency debts and credits are converted to Japanese Yen at the spot exchange rate on the date of closing of accounts and the conversion differences are treated as profit or loss.	Same as on the left.
8. Treatment method of leasing transactions	Finance leasing transactions other than those for which ownership is deemed to be fully transferred to the lessee are treated in the same way as ordinary leasing transactions.	Same as on the left.

Item	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
9. Other important matters for preparation of financial statements	(1) Accounting treatment of consumption tax, etc. Accounting treatment of consumption tax, etc., employs a tax-excluded system.	(1) Accounting treatment of consumption tax, etc. Same as on the left.

Changes in Accounting Method

Previous business year (From April 1, 2004 to March 31, 2005)	Current business year (From April 1, 2005 to March 31, 2006)
—	(Accounting standards for impairment of fixed assets) From the current business year, accounting standards for impairment of fixed assets ("Statement of Position on Establishment of Accounting Standards for Impairment of Fixed Assets" (Business Accounting Council, August 9, 2002) and "Application Guidelines of Accounting Standards for Impairment of Fixed Assets" (Issue No. 6 of Application Guidelines of Accounting Standards for Business Enterprises, October 31, 2003) have been applied. As a result of this, current net profit before taxes, etc., decreased by ¥5,604 thousand. In this regard, accumulated amount of impairment losses is directly deducted from the amount of each asset, based on the revised regulations of financial statements, etc.

Changes in Method of Notation

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
(Profit and Loss Statement) 1. As "Nonconformity Compensation" in Non-operating expenses, which was separately stated by the previous period (¥25,954 thousand in the current business year), reduced to less than 10/100 of Non-operating expenses, it is included in "Others" of Non-operating expenses. 2. "Valuation loss on investment securities" (¥1,123 thousand in the current business year) in Extraordinary Losses, which was separately stated by the previous period, is included in "Others" of Extraordinary Losses because it decreased to less than 10/100 of the total amount of Extraordinary Losses.	(Balance Sheet) 1. "Loans to affiliates" (¥289,770 thousand in the current business year), which had been separately stated by the previous period, are stated in "Short-term loans," because they decreased to less than 1/100 of the total amount of assets. 2. "Short-term loans" (¥62,956 thousand in the previous business year), which had been included in "Others" in Current Assets by the previous period, is separately stated because it exceeded 1/100 of the total amount of assets. (Profit and Loss Statement) 1. "Bonuses" (¥106,466 thousand in the current business year) in Selling, General & Admin. Expenses, which had been separately stated by the previous period, are stated in "Wage allowances" in Selling, General & Admin. Expenses, because they decreased to less than 5/100 of the total amount of Selling, General & Admin. Expenses. 2. "Compensation for defects" (¥25,954 thousand in the previous business year), which had been stated in "Others" in Non-operating Expenses, is separately stated because it exceeded 10/100 of the total amount of Non-operating Expenses. 3. "Valuation loss on investment securities" (¥1,123 thousand in the previous business year), which had been stated in "Others" in Extraordinary Losses, is separately stated because it exceeded 10/100 of the total amount of Extraordinary Losses.

Notes

(Notes Related to Balance Sheet)

Previous business year (as of March 31, 2005)

*1 Assets provided as security and secured debt are as follows:

Security assets: (in thousands of yen)

Buildings	¥2,675,690	(¥2,675,690)
Structures	¥68,296	(¥68,296)
Machinery and equipment	¥ 1,606,529	(¥1,606,529)
Tools and fixtures	¥39,386	(¥39,386)
Land	¥258,342	(¥191,025)
Total	¥4,648,245	(¥4,580,928)

Secured debt: (in thousands of yen)

Short-tem borrowings	¥150,000	(¥150,000)

The figures in the brackets show mortgages of the Factory Foundation and its liabilities.

*2 Number of authorized shares and total number of outstanding shares

Number of authorized shares Common stocks 57,000,000 shares

At the annual general meeting of shareholders held as of June 29, 2005, part of the Articles of Incorporation was amended and it was provided, "the authorized number of shares to be issued by the Company shall be 130 million shares; provided that in case of retirement of shares, corresponding number of shares shall be reduced."

Total number of outstanding shares Common stocks 33,125,481 shares

*3 Treasury stocks

Number of treasury stocks held by the Company

Common stocks 37,705 shares

*4 Assets and liabilities to affiliated companies

(in thousands of yen)

Notes receivable	297,782
Accounts receivable	84,943
Notes payable	339,710
Accounts payable	276,327

*5 Consumption tax, etc. payable is included in "Unpaid amount" of Current Liabilities.

6 Liabilities on guarantee

(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions:

(in thousands of yen)

Eagle Co., Ltd.	¥10,000
Total	¥10,000

(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients

(in thousands of yen)

Arisawa Kenpan Co., Ltd.	¥4,882

Current business year (as of March 31, 2006)

*1 Assets provided as security and secured debt are as follows:

Security assets: (in thousands of yen)

Buildings	¥4,325,230	(¥4,325,230)
Structures	¥121,142	(¥121,142)
Machinery and equipment	¥3,828,422	(3,828,422)
Tools and fixtures	¥67,948	(¥ 67,948)
Land	¥258,342	(¥191,025)
Total	¥8,601,087	(8,533,770)

Secured debt: (in thousands of yen)

Short-tem borrowings	¥150,000	(¥150,000)

The figures in the brackets show mortgages of the Factory Foundation and its liabilities.

*2 Number of authorized shares and total number of outstanding shares

Number of authorized shares Common stocks 130,000,000 shares

Total number of outstanding shares Common stocks 36,526,129 shares

*3 Treasury stocks

Number of treasury stocks held by the Company

Common stocks 1,053,997 shares

*4 Assets and liabilities to affiliated companies

(in thousands of yen)

Notes receivable	245,542
Accounts receivable	110,615
Notes payable	1,029,287
Accounts payable	468,756

*5 Consumption tax, etc. payable is included in "Receivables" of Current Assets.

6 Liabilities on guarantee

(1) Liabilities on guarantee for borrowings of affiliated companies from financial institutions:

(in thousands of yen)

Eagle Co., Ltd.	¥4,000
Total	¥4,000

(2) Liabilities on guarantee for purchase debt of affiliated companies from the clients

(in thousands of yen)

Arisawa Kenpan Co., Ltd.	¥4,286

Previous business year (as of March 31, 2005)	Current business year (as of March 31, 2006)
*7 The Company has executed an overdraft agreement with three correspondent banks, and a loan commitment agreement with one bank, for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,750,000 Draw-downs ¥190,000 Net ¥2,560,000	*7 The Company has executed an overdraft agreement with three correspondent banks for the purpose of efficient procurement of operating capital. The following are unused lines of credit based on these agreements as of the end of the current business year: (in thousands of yen) Total amount of current account overdrafts and loan commitments ¥2,050,000 Draw-downs ¥190,000 Net ¥1,860,000
8 Restriction on Dividends Increased amount of net assets is ¥615,343,000 due to attaching market value to the assets provided for in Article 124, item 3 of the Commercial Code Enforcement Regulations.	8 Restriction on Dividends Increased amount of net assets is ¥1,073,469,000 due to attaching market value to the assets provided for in Article 124, item 3 of the Commercial Code Enforcement Regulations.

Increase in Number of Outstanding Shares during the Current Period

	Date of issue	Type of Issue	Number of shares issued (shares)	Issue price (thousand yen)	Capitalization amount (thousand yen)
Previous business year	May 20,2004	Stock Split (1:1.1)	2,990,316	—	—
	From April 1, 2004 to March 31, 2005	Exercise of the right to subscribe for new shares (stock option)	232,000	441,123	220,582
Current business year	May 20,2005	Stock Split (1:1.1)	3,312,548	—	—
	From April 1, 2005 to March 31, 2006	Exercise of the right to subscribe for new shares (stock option)	88,100	156,534	78,267

(Notes to Related Profit and Loss Statement)

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
*1 As it is difficult to classify the segment of products and goods in Sales, they are appropriated en bloc. *2 Breakdown of transfer to other accounts is as follows. Transfer of own products to manufacturing cost and others Δ¥38,911,000 *3 Transactions with affiliates Major items and amount Rent from affiliates ¥331,497,000 Dividends received from affiliates ¥269,823,000 Rent expenses of affiliated companies ¥225,944,000 *4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥3,069,337,000 *5 Profit from sale of fixed assets are ¥67,251,000 from sale of land.	*1 Same as on the left. *2 Breakdown of transfer to other accounts is as follows. Transfer of own products to manufacturing cost and others Δ¥30,493,000 *3 Transactions with affiliates Major items and amount Rent from affiliates ¥342,070,000 Dividends received from affiliates ¥415,506,000 Rent expenses of affiliated companies ¥229,446,000 *4 Research and development expenses included in General and administration expenses and current manufacturing cost ¥2,695,530,000 *5 Breakdown of profit from sale of fixed assets is as follows. Machinery and equipment ¥264,000 Tools and fixtures ¥197,000 Total ¥461,000

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
*6 —	*6 Loss on sale of fixed assets are ¥370, 000 from sale of machinery and equipment.
*7 Loss on retirement of fixed assets are as follows. Tools and fixtures ¥1,313,000 Machinery and equipment ¥1,141,000 . Expenses for disposal of facilities ¥1,091,000 Others ¥175,000 Total ¥3,721,000	*7 Loss on retirement of fixed assets are as follows: Machinery and equipment ¥292,919,000 Building ¥27,541,000 Expense for disposal of facilities ¥9,328,000 Tools and fixtures ¥6,404,000 Vehicles and delivery equipment ¥509,000 Total ¥336,703,000
	*8 Loss on impairment The Company appropriated the following loss on impairment in the current business year. Place / Usage / Type: Myoko-shi, Niigata Prefecture / Dormant assets / Land Hichiso-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property Shirakawa-cho, Kamo-gun, Gifu Prefecture / Dormant assets / Investment real estate property The Company makes grouping of leased assets and dormant assets by each asset based on the segment of business type. In the current business year, book value was reduced to the recoverable value with respect to the dormant assets whose market value largely decreased. The reduced amount was appropriated in Extraordinary losses as loss on impairment (¥5,604 thousand). Breakdown is Land of ¥1,197 thousand and investment real property of ¥4,407 thousand. In this regard, recoverable value of the assets is measured by the net sales price and evaluated on the basis of fixed assets tax valuation amount.

(1) Leasing Transaction

As they will be disclosed on EDINET, they are not stated.

(2) Securities

Shares of subsidiaries and affiliates that have market value

(in thousands of yen)

	Previous business year (as of March 31, 2005)			Current business year (as of March 31, 2006)		
	Value shown on Balance Sheet	Market value	Balance	Value shown on Balance Sheet	Market value	Balance
Shares of affiliates	1,308,954	2,325,623	1,016,668	2,491,013	41,085,079	38,594,065

(3) Tax Effect Accounting

Previous business year (as of March 31, 2005)		Current business year (as of March 31, 2006)	
1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities		1. Breakdown by Cause of Occurrence of Deferred Tax Assets and Deferred Tax Liabilities	
	(in thousands of yen)		(in thousands of yen)
Deferred Tax Assets (current)		Deferred Tax Assets (current)	
Denial amount of transfer to reserve for bonuses	361,395	Amount of reserve for bonuses exceeding amount allowable	249,992
Denial amount of unpaid enterprise tax	120,164	Denial amount of unpaid enterprise tax	63,216
Other	65,698	Denial amount of unpaid expenses	34,197
Total	547,257	Other	35,222
Deferred Tax Liabilities (current)		Total	382,629
Prepaid pension cost	Δ74,911	Deferred Tax Liabilities (current)	
Special reserve for depreciation	Δ1,307	Prepaid pension cost	Δ193,325
Other	Δ142	Reserve for advanced depreciation of fixed assets	Δ5,804
Total	Δ76,361	Special reserve for depreciation	Δ1,307
Net amount of deferred tax assets (current)	470,895	Total	Δ200,436
		Net amount of deferred tax assets (current)	182,192
Deferred Tax Assets (fixed)			
Denial amount of valuation loss on investment securities	160,340	Deferred Tax Assets (fixed)	
Denial amount of transfer to reserve for officers' retirement bonuses	56,671	Denial amount of valuation loss on investment securities	227,824
Other	28,353	Denial amount of retirement loss of fixed assets	82,191
Total	245,365	Transfer to allowance for doubtful accounts exceeding allowable amount	66,763
Deferred Tax Liabilities (fixed)		Other	42,489
Other revaluation balance of securities	Δ417,805	Total	419,269
Reserve for special account of advanced depreciation of fixed assets	Δ27,951	Deferred Tax Liabilities (fixed)	
Other	Δ4,665	Other revaluation balance of securities	Δ728,863
Total	Δ450,421	Reserve for special account of advanced depreciation of fixed assets	Δ34,927
Net amount of deferred tax liabilities (fixed)	Δ205,056	Other	Δ383
		Total	Δ764,174
		Net amount of deferred tax liabilities (fixed)	Δ344,905
2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting. Explanatory note is omitted as the difference between the statutory effective tax rate and the burden rate of corporation tax, etc., after application of tax effect accounting is less than 5/100 of the statutory effective tax rate.		2. Breakdown of Major Items that were the causes of the difference, where there was a significant difference between statutory effective tax rate and the burden rate of corporate tax, etc., after applying tax effect accounting.	
		Statutory effective tax rate	40.44%
		(Adjustment)	
		Items permanently not includable in profits, such as dividends received	Δ3.37%
		Utilization of taxation loss brought forward	Δ2.07%
		Other	Δ2.77%
		Burden rate of corporate tax, etc., after applying tax effect accounting	32.23%

(Per share information)

Previous business year (April 1, 2004 to March 31, 2005)		Current business year (April 1, 2005 to March 31, 2006)	
Net asset per share	¥1,051.65	Net asset per share	¥940.76
Net profit per share for the current term	¥182.10	Net profit per share for the current term	¥67.31
Fully diluted net profit per share for the current term	¥180.69	Fully diluted net profit per share for the current term	¥67.16
In the current business year, stock split was made. Information per share in the previous business year, as if the split had been made as of the commencement date of the previous business year, is as follows respectively.		In the current business year, stock split was made. Information per share in the previous business year, as if the split had been made as of the commencement date of the previous business year, is as follows respectively.	
Net asset per share	¥901.67	Net asset per share	¥956.04
Net profit per share for the current term	¥130.60	Net profit per share for the current term	¥165.49
Fully diluted net profit per share for the current term	¥129.65	Fully diluted net profit per share for the current term	¥164.33

Note: Net profit per share and fully diluted net profit per share for the current term are calculated on the basis of the following:

	Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
Net profit per share		
Net Profit (in thousands of yen)	6,003,702	2,419,552
Amounts that are not attributable to common stock holders (in thousands of yen)	—	—
(Of these, bonuses to officers by appropriation of retained earnings)	(—)	(—)
Net profit for common stocks (in thousands of yen)	6,003,702	2,419,552
Average number of shares during the term	32,967,858	35,946,424
Fully diluted net profit per share		
Adjusted amount of net profit (in thousands of yen)	—	—
Increase in number of common stocks	257,598	77,228
(Of those, number of new share subscription rights)	(257,598)	(77,228)
The outline of potential shares includes no dilution in the calculation of net profit per share after dilution due to the absence of dilutive effects:	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (233,300 shares).	One type of new share subscription right under the provisions of the Article 280-20 and the Article 280-21 of the Commercial Code (628,600 shares).

(Important events after closing the accounts)

Previous business year (April 1, 2004 to March 31, 2005)	Current business year (April 1, 2005 to March 31, 2006)
In accordance with the resolution by the board of directors held on February 17, 2005, the Company issued new shares by means of stock split as follows. 1. As of May 20, 2005, one share is split into 1.1 shares. (1) Number of shares to be increased by the split Common stock: 3,312,548 shares (2) Split Method Number of shares held by shareholders recorded in the list of shareholders and the list of actual shareholders as of March 31, 2005 shall be split by the ratio of 1.1 shares per share. 2. Initial Date in Reckoning Dividend April 1, 2005 Per share information in the previous business year based on the assumption that both the said stock split and the stock split carried out during the current business year were made at the beginning of the previous year. Net assets per share ¥819.12 Net profit per share for the current term ¥118.58 Fully diluted net profit per share for the current term ¥117.80 Per share information in the current business year based on the assumption that the said stock split was carried out at the beginning of the current business year Net assets per share ¥956.04 Net profit per share for the current term ¥165.49 Fully diluted net profit per share for the current term ¥164.33	Dissolution of Kei Ski Garage, Ltd. The Company adopted, at the board of directors' meeting held as of January 26, 2006, a resolution to dissolve Kei Ski Garage, Ltd., a non-consolidated subsidiary. In this regard, the outline of the dissolved company is stated in "Important events after closing the accounts" in "Consolidated Financial Statements."

Retroactive revised figures of index per share

Setting the figure of index per share for the period ended March 31, 2006 as 100, which is stated in the Closing Announcement, the figures are stated as follows after correction and adjustment of dilution in connection with a stock split, etc., previously carried out.

	Period ended March 31, 2005		Period ended March 31, 2006	
	Interim	End of Year	Interim	End of Year
	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)	(Yen, Sen)
Net asset per share	94.89	165.49	38.80	67.31
Dividend per share	—	53.63	—	33.00
Shareholders' equity per share	876.61	956.04	927.37	940.76

Note: Stock split was carried out in the period ended March 31, 2006.
Effective Date: Stock split at the ratio of 1:1.1 as of May 20, 2005

Reshuffling of Officers

We will disclose it in "Addition to Materials for Publication of Closing (Reshuffling of Officers).
In this regard, we expect the date of additional disclosure will be May 25, 2006.